Exhibit 23.7

CONSENT OF QUALIFIED PERSON

I, Jeffrey A. Pontius, CPG, consent to being named in in the registration statement on Form S-3 of Corvus Gold Inc. dated February 4, 2019 (the “Registration Statement”) as a “qualified person” within the meaning of National Instrument 43-101 who has approved the disclosure of certain of the scientific and technical information contained in the Registration Statement or incorporated by reference therein as detailed under the “Interests of Experts” section of the Registration Statement (the “Technical Disclosure”) and to the use of the Technical Disclosure in the written disclosure contained in the Registration Statement or incorporated by reference there.

DATED this 4th day of February 2019.

/s/ Jeffrey A. Pontius
Jeffrey A. Pontius, CPG